Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands except for per share amounts)

	Three months Ended October 31,
	2010	2009
Net income available to stockholders	$2,519	$2,194
Less: Distributed and undistributed earnings allocated to nonvested stock	(17)	(9)
Earnings available to common shareholders	$2,502	$2,185
Shares Calculation
Average shares outstanding – Basic Common	5,086	5,193
Average shares outstanding – Basic Class B Common	1,897	1,880
Potential Common Stock relating to stock options	140	175
Average shares outstanding – Assuming dilution	7,123	7,248
Net Income Per Share: Basic Common	$0.38	$0.33
Net Income Per Share: Basic Class B Common	$0.30	$0.25
Net Income Per Share: Diluted	$0.35	$0.30